Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statements (Nos. 333-208822, 333-208823 and 333-210294) on Form S-3 and registration statements (Nos. 333-209433 and 333-210206) on Form S-8 of Aralez Pharmaceuticals Inc. of our report dated December 23, 2016, with respect to the statements of assets acquired of the Toprol-XL Family of AstraZeneca Pharmaceuticals LP as of September 30, 2016 and December 31, 2015, and the related statements of net revenues and direct expenses for the nine months ended September 30, 2016 and the year ended December 31, 2015, which report appears in the Form 8-K/A of Aralez Pharmaceuticals Inc. dated January 13, 2017.

/s/ KPMG LLP

Philadelphia, Pennsylvania
November 9, 2017